UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   May 2006            File No.    0-51324

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite #1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

Financial Statements (unaudited) for the First Quarter Ended March 31, 2006

2.

Management Discussion and Analysis for the First Quarter Ended March 31, 2006

3.

Certification of CEO

4.

Certification of CFO

5.

Annual Certification of CEO

6.

Annual Certification of CFO

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: May 31, 2006	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

Exhibits:

99.1

Financial Statements (Unaudited) for the Three Month Period Ended March 31, 2006

99.2

Management Discussion and Analysis for the Three Months Ended March 31, 2006

99.3

Certification of CEO

99.4

Certification of CFO

99.5

Annual Certification of CEO

99.6

Annual Certification of CFO